21 June 2016

ISSUED ON BEHALF OF RELX PLC AND RELX NV

Transactions in own shares

RELX PLC announces that today, it purchased (through UBS Limited) 135,600 RELX PLC ordinary shares at a price of 1224.6463p per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX PLC holds 85,512,330 ordinary shares in treasury, and has 1,091,431,410 ordinary shares in issue (excluding treasury shares). Since 4 January 2016 RELX PLC has purchased 21,632,550 shares.

RELX NV announces that today, it purchased (through UBS Limited) 226,600 RELX NV ordinary shares at a price of €14.9616 per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX NV holds 76,621,994 ordinary shares in treasury, and has 972,521,235 ordinary shares in issue (excluding treasury shares). Since 4 January 2016 RELX NV has purchased 19,508,600 shares.